EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
 2014 First quarter Results

Netanya, Israel, June 10, 2014 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2014.

2014 First quarter Results

Revenues for the first quarter of 2014 of $5.4 million remained constant with the Company’s revenues in the first quarter of 2013.

Gross Profit totaled $1.6 million, a 91% increase when compared with $0.85 million in the first quarter of 2013.

Operating Expenses totaled $1.2 million, a 24% decrease when compared with $1.5 million in the first quarter of 2013.

Operating Income totaled $0.5 million, compared with an operating loss of $0.7 million first quarter of 2013.

Financial Expenses totaled $293,000, a 38 % decrease when  compared with financial expenses of $475,000 in the first quarter of 2013.

As a result, the Company reported net profit of $158,000, or $0.02 per share, for the first quarter of 2014 compared with a net loss of $1,165,000, or $0.13 per share, for the first quarter of 2013.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “While our revenues in the first quarter were at a similar level to last year's first quarter, we experienced a significant reduction in cost of revenues, operating expenses and financial expenses. The increase in our gross margin is attributable to the significant reduction of low margin programs during the last six months, while the decrease in operating expense is mainly due to reduction in our R&D spending as our Inertial Navigation and Ground Radar products have reached maturity. Our first quarter results, consistent with our fourth quarter 2013 results, indicate that we are maintaining that the previously reported trend of improved operating and net profit. These factors, together with the growing revenues generated from Inertial Navigation and Ground Radar products’ sales are expected to continue and favorably influence our 2014 results.”

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications. and Avionics Systems and Upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

ASSETS	March 31, 2014	December 31, 2013
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,615	$2,137
Restricted cash	488	1,033
Trade receivables (net of allowance for doubtful accounts of $ 39 and $ 36 at March 31, 2014 and at December 31, 2013 respectively)	4,121	4,890
Costs and estimated earnings in excess of billings on uncompleted contracts	2,103	2,031
Other receivables and prepaid expenses	762	412
Inventories	7,666	6,798

Total current assets	16,755	17,301

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,100	1,133

PROPERTY, PLANT AND EQUIPMENT, NET	2,877	2,986

GOODWILL	587	587

Total assets	$21,319	$22,007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$2,151	$1,887
Trade payables	2,911	2,909
Convertible note and Loans from shareholders, net	7,120	8,307
Other accounts payable and accrued expenses	4,447	4,350

Total current liabilities	16,629	17,453

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	577	569

Total long-term liabilities	577	569

RADA SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at March 31, 2014 and December 31, 2013; Issued and outstanding: 8,918,647 at March 31, 2014 and at December 31, 2013 respectively.	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	526	547
Accumulated deficit	(68,042)	(68,200)

Total RADA shareholders’ equity	3,487	3,350
Non-controlling interest	626	635
Total equity	4,113	3,985
Total liabilities and equity	$21,319	$22,007

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	(unaudited)		(audited)

Revenues	$5,347	$5,357	$21,761

Cost of revenues	3,733	4,510	17,160

Gross profit	1,614	847	4,601

Operating expenses:
Research and development	230	471	1,459
Marketing and selling	470	547	1,959
General and administrative	467	521	1,919

Total operating expenses	1,167	1,539	5,337

Operating profit (loss)	447	(692)	(736)
Financial expenses, net	293	475	1,907

Net profit (loss)	154	(1,167)	(2,643)

Less: attributable to Noncontrolling interest	4	2	8

Net profit (loss) attributable to RADA Electronic Industries’ shareholders	$158	$(1,165)	$(2,635)

Basic and diluted net profit (loss) per share	$0.02	$(0.13)	$(0.30)
Weighted average number of Ordinary shares used for computing basic and diluted net loss per share	8,918,647	8,918,647	8,918,647